U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              CD MEMORIES.COM, INC.

                 (Name of Small Business Issuer in its charter)
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                               Nevada                                 8700                            86-0865665
                 ----------------------------------- ---------------------------------------- ----------------------------
                 ----------------------------------- ---------------------------------------- ----------------------------
                     (State or Jurisdiction of            (Primary Standard Industrial               (IRS Employer
                           Organization)                   Classification Code Number)           Identification Number
                 ----------------------------------- ---------------------------------------- ----------------------------

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           2915 West Charleston Blvd. Suite 7 Las Vegas, Nevada 89102
                                 (702) 383-6520

        (Address and telephone number of Registrant's principal executive offices and principal place of business)

                              Neil J. Beller, LTD.
          2345 Red Rock Street, Las Vegas, Nevada 89102; (702) 368-7767

           (Name, address, and telephone number of agent for service)

           Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act. [ ] __________________.

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, please check the following box and list the Securities Act registration statement number [ ] __________________.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number [ ] _________________.

If delivery  of the  prospectus  is  expected  to be made  pursuant to Rule 434,
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                         CALCULATION OF REGISTRATION FEE

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          Title of Each Class of         Amount to be     Proposed Maximum offering       Proposed Maximum         Amount of
       Securities to be registered:       registered         price per share (2)      aggregate offering price  registration fee
                                              (1)

     Common stock, $.001               3,109,375                    $0.32                   $995,000.00             $262.68

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         The registrant hereby amends this  registration  statement on such date or dates as may be  necessary  to delay its  effective  date  until the registrant  shall file a further  amendment which  specifically  states that this  registration  statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration  statement  shall  become  effective  on such  date as the
         Commission, acting pursuant to said Section 8(a), may determine.

(1) Pursuant to Rule 416, such additional amounts to prevent dilution from stock splits or similar transactions.


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                  PART ONE. INFORMATION REQUIRED IN PROSPECTUS


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                                   PROSPECTUS

                              CD MEMORIES.COM, INC.

                                    3,109,375

                                  Common Stock

                         Offering Price $0.32 per share

CD Memories.com, Inc., a Nevada corporation ("Company"), is hereby offering up to 109,375 shares of its $0.001 par value common stock ("Shares") at an offering price of $0.32 per Share pursuant to the terms of this Prospectus for the purpose of providing working capital for the Company. All costs incurred in the registration of these shares are being borne by CD Memories. No underwriter or broker/dealer has been retained by CD Memories.com, Inc. to assist in the sale of the shares. All shares sold will be offered by the Officers and Directors of CD Memories.com, Inc.

The Shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment (See "Risk Factors").

THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED  BY THE SECURITIES AND
EXCHANGE  COMMISSION OR ANY STATE  SECURITIES  COMMISSION NOR HAS THE SECURITIES
AND  EXCHANGE  COMMISSION  OR ANY STATE  SECURITIES  COMMISSION  PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

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   -------------------------------------- ---------------------------- ------------------------------ ------------------------------
                                                                       Underwriting, Discounts, and

                                                Price to Public                 Commissions                  Proceeds to Issuer
   -------------------------------------- ---------------------------- ------------------------------ -----------------------------
   -------------------------------------- ---------------------------- ------------------------------ -----------------------------

   Per Share                                         $0.32                          -0-                            $0.32
   -------------------------------------- ---------------------------- ------------------------------ -----------------------------
   -------------------------------------- ---------------------------- ------------------------------ -----------------------------

   Total                                          $35,000.00                        -0-                          $35,500.00
   -------------------------------------- ---------------------------- ------------------------------ -----------------------------

Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

       Subject to Completion, Dated ________________, 1999



The shares being offered by CD Memories.com, Inc. are subject to prior sale, acceptance of the subscriptions by CD Memories.com, Inc. and approval of certain legal matters by counsel to CD Memories.com, Inc. This is our initial public offering of common stock.

The initial offering price per share is .32. We may apply to list our common stock on the OTC:BB after an acquisition has been conducted. No public market currently exists for the shares of common stock.

CD Memories.com, Inc.. has the right to accept or reject any subscriptions, in whole or in part, for any reason. Until ______ 2000, all dealers effecting transactions in registered securities may be required to deliver a prospectus This is true whether or not the dealer is participating in this distribution. Dealers also have an obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CD Memories is conducting a "Blank Check" offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the "S.E.C.") under the securities act of 1933, as amended (the "Securities Act").

The net offering proceeds, after deduction for offering expenses (estimated at $20,000) and sales commissions, and the securities to be issued to investors must be deposited in an escrow account (the "deposited funds" and "deposited securities," respectively). While held in the escrow account, the deposited securities may not be traded or transferred. Except for an amount up to 10% of the deposited funds otherwise releasable under rule 419, the deposited funds and the deposited securities may not be released until an acquisition meeting certain specified criteria has been consummated and a sufficient number of investors reconfirm their investment in accordance with the procedures set forth in rule 419.

 Pursuant to these procedures, a new prospectus, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. CD Memories must return the pro rata portion of the deposited funds to any investor who does not elect to remain an investor.

Unless a sufficient number of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the deposited funds (plus interest) and none of the deposited securities will be issued to investors. In the event an acquisition is not consummated within 7 months of the effective date of this prospectus, the deposited funds will be returned on a pro rata basis to all investors. See "risk factors" and "release of deposited securities and deposited funds."

Until 90 days after the date funds and securities are released from the escrow or trust account pursuant to Rule 419, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

This prospectus is not an offer to sell or a solicitation to buy the securities offered. It is unlawful to make such an offer or solicitation.

The delivery of this prospectus, nor a sale of the mentioned securities shall create an implication that there has been no change in the information in this prospectus. If a material change does occur, however, this prospectus will be amended or supplemented accordingly for all existing shareholders and prospective investors.

This prospectus does not intentionally contain a false statement or material fact, nor does it intentionally omit a material fact. No person or entity has been authorized by CD Memories.com, Inc.. to give any information or make a representation, warranty, covenant, or agreement which is not expressly provided for or continued in this prospectus. Any such information that is given should not be relied upon as having been authorized.

This Company is not a Reporting Company. Upon written or oral request, any person who receives a prospectus will have an opportunity to meet with representatives of CD Memories.com, Inc. to verify any of the information included in the prospectus and to obtain additional information. Such a person shall also, upon written or oral request, receive a copy of any information that is incorporated by reference in the prospectus and the address (including title or department) and telephone number. Such information shall be provided without charge.

All offerees and subscribers will be asked to acknowledge in the subscription agreement that they have read this prospectus carefully and thoroughly, they were given the opportunity to obtain additional information; and they did so to their satisfaction.

A maximum of 2,000,000 shares may be sold on a direct participation offering basis. All of the proceeds from the sale of shares will be placed in an interest-bearing escrow account by 12 o'clock noon of the fifth business day after receipt thereof, until the sum of the minimum offering, is received. If less than $20,000, is received from the sale of the shares within 240 days of the date of this prospectus, all proceeds will be refunded promptly to purchasers with interest and without deduction for commission or other expenses. Subscribers will not be able to obtain return of their funds while in escrow. No commissions are anticipated.. There will be a minimum purchase of 3,125 shares at $1,000.00.

No commissions are anticipated. No sales commission will be paid in connection with the sales of these shares. The net proceeds to CD Memories are after the payment of certain expenses in connection with this offering. See "Use of Proceeds."


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     Table of Contents:

     Prospectus Summary

                                                                                                   1

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     Risk Factors                                                                                  2
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     Investors' Rights and Substantive Protection Under Rule 419                                   3
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     Use of Proceeds                                                                               4
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     Determination of Offering Price                                                               5
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     Dilution                                                                                      6
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     Plan of Distribution                                                                          7
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     Legal Proceedings                                                                             8
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     Directors, Executive Officers, Promoters, and

          Control Persons                                                                          9
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     Security Ownership of Certain Beneficial Owners

          and Management                                                                          10
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     Description of Securities                                                                    11
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     Interest of Named Experts and Counsel                                                        12
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     Disclosure of Commission Position on Indemnification

          For Securities Act Liabilities                                                          13
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     Organization Within the Last Five Years                                                      14
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     Description of Business                                                                      15
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     Plan of Operation                                                                            16

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     Description of Property                                                                      17
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     Certain Relationships and Related Transactions                                               18
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     Market for Common Equity and Related Stockholder Matters                                     19
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     Executive Compensation                                                                       20
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     Financial Statements                                                                         21
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     Changes in and Disagreements with Accountants of Accounting Matters                          22
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Prospectus Summary

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus ("Prospectus"). Each prospective investor is urged to read this Prospectus, and the attached Exhibits, in their entirety.

CD Memories

CD Memories.com, Inc., was incorporated on April 15th, 1999, under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, CD Memories never commenced any operational activities.

CD Memories was formed by Cort W. Christie, the initial director, for the purpose of creating a corporation which could be used to consummate a merger or acquisition. CD Memories was initially formed in April 1997 as Foster Enterprises. Mr. Christie was replaced as the sole officer and director in Bill
G. Smith who was elected the President and Secretary. Mr. Smith had been acting as a consultant to Foster Enterprises since inception in April 1997. Mr. Smith serves as President, Secretary and Director. Mr. Smith determined next to proceed with filing a Form SB-2.

Mr. Smith, the President, Secretary, and Director, elected to commence implementation of CD Memories' principal business purpose, described below under "Item 2, Plan of Operation". As such, CD Memories can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify CD Memories as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale securities of "blank check" companies in their prospective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as CD Memories has successfully implemented its business plan described herein.

Accordingly, each shareholder of CD Memories will execute and deliver a "lock-up" letter agreement, affirming that his/her respective shares of CD
Memories' common stock until such time as CD Memories has successfully consummated a merger or acquisition and CD Memories is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the CD Memories' securities until a merger or acquisition has been consummated, each shareholder will place his/her respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of CD Memories' securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established herein will unequivocally limit any shareholder's CD Memories to sell their respective securities before such closing.

The Offering.

Shares of CD Memories will be offered at $.32 per Share. See "Plan of Distribution, page. The minimum purchase required of an investor is $1,000.00. If all the Shares offered are sold the net proceeds to CD Memories will be $35,000 less certain costs associated with this offering. See "Use of Proceeds." This balance will be used as working capital for CD Memories..

Liquidity of Investment.

Although the Shares will be "free trading," there is no established market for the Shares and there may not be in the future. Therefore, an investor should consider his investment to be long-term. See "Risk Factors, page 6."

RISK FACTORS

The securities offered are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

 Rule 419 contains restrictive provisions on the sale of shares. Rule 419 generally requires that the securities to be issued and the funds received in a blank check offering be deposited and held in an escrow account until an acquisition meeting specified criteria is completed.

Before the acquisition can be completed and before the funds and securities can be released, the issuer in a blank check offering is required to update its registration statement with a post-effective amendment. After the effective date of any such post-effective amendment, CD Memories is required to furnish investors with the prospectus produced thereby containing information, including audited financial statements, regarding the proposed acquisition candidate and its business. Investors must be given no fewer than 20 and no more than 45 business days from the effective date of the post-effective amendment to decide to remain investors or require the return of their investment funds. Any investor not making a decision within said period is automatically to receive a return of his investment funds.

Although investors may request the return of their investment funds in connection with the reconfirmation offering required by Rule 419, CD Memories' shareholders will not be afforded an opportunity specifically to approve or disapprove any particular transaction involving the purchase of shares from management.

Investors are prohibited from selling or offering to sell shares held in escrow. According to Rule15g-8 as promulgated by the S.E.C. under the amended Securities Exchange Act of 1934, it shall be unlawful for any person to sell or offer to sell shares or any interest in or related to the shares held in the Rule 419 escrow account other than pursuant to a qualified domestic relations order or by will or the laws of descent and distribution. As a result, contracts for sale to be satisfied by delivery of the deposited securities are prohibited, for example contracts for sale on a when, as, and if issued basis.

Because this is a blank check offering, investors will not be able to evaluate the specific merits or risks of business combinations As a result of management's broad discretion with respect to the specific application of the net proceeds of this offering, this offering can be characterized as a blank check offering. Although substantially all of the net proceeds of this offering are intended generally to be applied toward effecting a business combination, such proceeds are not otherwise being designated for any more specific purposes.

Accordingly, prospective investors will invest in CD Memories without an opportunity to evaluate the specific merits or risks of any one or more business combinations. Determinations ultimately made by CD Memories relating to the specific allocation of the net proceeds of this offering do not guarantee CD Memories will achieve its business objectives.

The ability to register shares is limited.

The ability to register or qualify for sale the shares for both initial sale and secondary trading is limited because a number of states have enacted regulations pursuant to their securities or "blue sky" laws restricting or, in some instances, prohibiting, the sale of securities of blank check issuers, such as CD Memories, within that state.

In addition, many states, while not specifically prohibiting or restricting blank check companies, may not register the shares for sale in their states.
Because of such regulations and other restrictions, CD Memories' selling efforts, and any secondary market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or a blue sky application has been filed and accepted or where the shares have been registered.

CD Memories has had no operating revenue to date and may not become profitable. CD Memories has had no operating history nor any revenues or earnings from operations. CD Memories has no significant assets or financial resources. CD Memories will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in CD Memories incurring a net operating loss which will increase continuously until CD Memories can consummate a business combination with a profitable business opportunity. CD Memories may not be able to identify such a business opportunity and consummate such a business combination. Additionally, because

Success of CD Memories' business operations may depend on management outside of CD Memories' control. The success of CD Memories' proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that CD Memories will be successful in locating candidates meeting such criteria. In the event CD Memories completes a business combination, the success of CD Memories' operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond CD Memories' control.

CD Memories is at a competitive disadvantage and in a highly competitive market searching for business combinations and opportunities. CD Memories is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well- financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for CD Memories. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than CD Memories and, consequently, CD Memories will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, CD Memories will compete in seeking merger or acquisition candidates with numerous other small public companies.

CD Memories has no agreement for a merger nor any standards set for acceptable candidates for merger. CD Memories has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. CD Memories may not be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. CD Memories has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, CD Memories never commenced any operational activities. CD Memories may not be able to negotiate a business combination on terms favorable to CD Memories.

CD Memories has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which CD Memories would not consider a business combination in any form with such business opportunity. Accordingly, CD Memories may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CD Memories' management lack certain business skills and will be devoting only part-time work hours. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of CD Memories. CD Memories' two officers have not entered into written employment agreements with CD Memories and are not expected to do so in the foreseeable future. CD Memories has not obtained key man life insurance on either of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of CD Memories business and its likelihood of continuing operations.

Furthermore, CD Memories officers and directors are not professional business analysts. Lack of experience will be a detriment to CD Memories' efforts.

CD Memories may, on occasion, enter into business agreements that have a conflict of interest. Currently, CD Memories' officers and directors have no conflict of interest. However, changes in officers and directors or business agreements entered into could potentially show conflicts of interest. In such instance that CD Memories' officers or directors are involved in the management of any firm with which CD Memories transacts business. CD Memories' board of directors will adopt a resolution which prohibits CD Memories from completing a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of CD Memories.

Potential merger or acquisition candidates must meet SEC requirements that may delay or preclude CD Memories' business plan. Section 13 of the Securities Exchange Act of 1934, requires companies falling under Section 13 of the Securities Exchange Act of 1934 to provide certain information about significant acquisitions, including certified financial statements for CD Memories acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by CD Memories. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

CD Memories is at a competitive disadvantage because it lacks any market research or marketing organization. CD Memories has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by CD Memories. Moreover, CD Memories does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by CD Memories, there is no assurance CD Memories will be successful in completing any such business combination.

CD Memories will limited to the business opportunities of any company CD Memories' proposed operations, even if successful, will in all likelihood result in CD Memories engaging in a business combination with only one business opportunity. Consequently, CD Memories' activities will be limited to those engaged in by the business opportunity which CD Memories merges with or acquires. CD Memories' inability to diversify its activities into a number of areas may subject CD Memories to economic fluctuations within a particular business or industry and therefore increase the risks associated with CD Memories' operations.

Potential determination by the SEC that CD Memories is an investment company could cause material adverse consequences. Although CD Memories will be regulated under the Securities Exchange Act of 1933, management believes CD Memories will not be regulated under the Investment Company Act of 1940, insofar as CD Memories will not be engaged in the business of investing or trading in securities. In the event CD Memories engages in business combinations which result in CD Memories holding passive investment interests in a number of entities, the CD Memories could be under regulation of the Investment Company Act of 1940. In such event, CD Memories would be required to register as an investment company and could be expected to incur significant registration and compliance costs CD Memories has obtained no formal determination from the Securities and Exchange Commission as to the status of CD Memories under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject CD Memories to material adverse consequences.

Any business combination will probably result loss of management and control by CD Memories shareholders. A business combination involving the issuance of CD Memories' common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in CD Memories. Any such business combination may require management of CD Memories to sell or transfer all or a portion of CD Memories' common stock held by them, or resign as members of the board of directors of CD Memories. The resulting change in control CD Memories could result in removal of one or more present officers and directors of CD Memories and a corresponding reduction in or elimination of their participation in the future affairs of CD Memories.

Should CD Memories meet its business plan of merging, shareholders in CD Memories will most likely suffer a reduction in percentage share ownership of the newly formed company. CD Memories' primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in CD Memories issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of CD Memories would result in reduction in percentage of shares owned by present and prospective shareholders of CD Memories and would most likely result in a change in control or management of CD Memories.

Potential acquisition or merger candidates may wish to avoid potential adverse consequences of merging with CD Memories. CD Memories may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with CD Memories.

Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to provisions regarding the registration of securities which require full disclosure of CD Memories' business, management and financial statements.

Many business decisions made by CD Memories can have major tax consequences and many associated risks. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination CD Memories may undertake. Currently, such transactions may be structured so as to result in tax- free treatment to both companies, pursuant to various federal and state tax provisions. CD Memories intends to structure any business combination so as to minimize the federal and state tax consequences to both CD Memories and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

The requirement of audited financial statements of potential merging entities may cause some potential merger candidates to forego merging with CD Memories. Management of CD Memories believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with CD Memories, rather than incur the expenses associated with preparing audited financial statements.

CD Memories securities may be limited to only a few markets because of blue sky laws. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and CD Memories has no current plans to register or qualify its shares in any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities which could reduce the size of the potential market. As a result of recent changes in federal law, non-issuer trading or resale of CD Memories' securities is exempt from state registration or qualification requirements in most states. However, some states may continue to attempt to restrict the trading or resale of blind-pool or blank-check securities. Accordingly, investors should consider any potential secondary market for CD Memories' securities to be a limited one.

Certain officers, directors, principal shareholders or affiliates may purchase shares, thereby increasing their percentage share. Certain officers, directors, principal shareholders and affiliates may purchase, for investment purposes, a portion of the shares offered hereby, which could, upon conversion, increase the percentage of the shares owned by such persons. The purchases by these control persons may make it possible for the offering to meet the escrow amount.

CD Memories may not be able to sale enough shares to follow through with the business plan. The 2,000,000 common shares are to be offered directly by CD Memories, and no individual, firm, or corporation has agreed to purchase or take down any of the shares. It is not know whether CD Memories will be able to sell any shares.

CD Memories's offering price is arbitrary and the value of CD Memories securities may never actually reach the offering price. The offering price of the shares bears no relation to book value, assets, earnings, or any other objective criteria of value. They have been arbitrarily determined by CD Memories. There can be no assurance that, even if a public trading market develops for CD Memories's securities, the shares will attain market values commensurate with the offering price.

CD Memories shares are to be offered based on a direct participation offering basis. The shares are offered by CD Memories on a direct participation offering basis, and no individual, firm or corporation has agreed to purchase or take down any of the offered shares. CD Memories cannot and does not make any statement guaranteeing that shares will be sold. Provisions have been made to deposit in escrow the funds received from the purchase of shares sold by CD Memories.

CD Memories' shares may never actually be traded and therefore purchasers may never be able to resale. Prior to the offering, there has been no public market for the shares being offered. An active trading market may not develop. Consequently, purchasers of the shares may not be able to resell their securities at prices equal to or greater than the respective initial public offering prices. The market price of the shares may be affected significantly by factors such as announcements by CD Memories or its competitors, variations in CD Memories' results of operations, and market conditions in the retail, electron commerce, and internet industries in general. Movements in prices of stock may also affect the market price in general. As a result of these factors, purchasers of the shares offered hereby may not be able to liquidate an investment in the shares readily or at all.

Shares sold in the future may have to comply with Rule 144.

All of the 1,500,000 shares, which are held by management, have been issued in reliance on the private placement exemption under the amended Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Act. CD Memories also has one other shareholder that owns 1,500,shares of its common stock. These shares were issued in reliance on the private placement exemption under the amended Securities Act of 1933.

In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of CD Memories (as that term is defined under the Act) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by management were sold pursuant to Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

Investors' rights and substantive protection under rule 419.

Deposit of offering proceeds and securities.

Rule 419 requires that the net offering proceeds, after deduction for underwriting compensation and offering costs, and all securities to be issued be deposited into an escrow or trust account (the "Deposited Funds" and "Deposited Securities," respectively) governed by an agreement which contains certain terms and provisions specified by the rule. Under Rule 419, the Deposited Funds and Deposited Securities will be released to CD Memories and to investors, respectively, only after the Company has met the following three conditions:

First, CD Memories must execute an agreement for an acquisition(s) meeting certain prescribed criteria;

second, CD Memories must successfully complete a reconfirmation offering which includes certain prescribed terms and conditions;

and  third,  the  acquisition(s)   meeting  the  prescribed   criteria  must  be
consummated.


Prescribed acquisition criteria.

Rule 419 requires that before the Deposited Funds and the Deposited Securities can be released, CD Memories must first execute an agreement(s) to acquire an acquisition candidate(s) meeting certain specified criteria. The agreement must provide for the acquisition of a business(es) or assets valued at not less than 80% of the maximum offering proceeds, but excluding underwriting commissions, underwriting expenses and dealer allowances payable to non-affiliates. Once the acquisition agreements meeting the above criteria have been executed, CD Memories must successfully complete the mandated reconfirmation offering and consummate the acquisitions(s).

Post-effective amendment.

Once the agreement(s) governing the acquisition(s) of a business(es) meeting the above criteria has (have) been executed, Rule 419 requires CD Memories to update the registration statement of which this prospectus is a part with a post-effective amendment. The post-effective amendment must contain information about: the proposed acquisition candidate(s) and its business(es), including audited financial statements; the results of this offering; and the use of the funds disbursed from the escrow account. The post-effective amendment must also include the terms of the reconfirmation offer mandated by Rule 419. The offer must include certain prescribed conditions which must be satisfied before the Deposited Funds and Deposited Securities can be released from escrow.

Reconfirmation offering.

The reconfirmation offer must commence within five business
days after the effective date of the post-effective amendment.  Pursuant to Rule
419,  the  terms  of  the  reconfirmation   offer  must  include  the  following
conditions:

(1) The prospectus contained in the post-effective amendment will be sent to each investor whose securities are held in the escrow account within five business days after the effective date of the post-effective amendment;

2) Each investor will have no fewer than 20, and no more than 45, business days from the effective date of the post-effective amendment to notify the Company in writing that the investor elects to remain an investor;

(3) If CD Memories does not receive written notification from any investor within 45 business days following the effective date, the pro rata portion of the Deposited Funds (and any related interest or dividends) held in the escrow account on such investor's behalf will be returned to the investor within five business days by first class mail or other equally prompt means;

(4) The acquisition(s) will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments; and

(5) If a consummated acquisition(s) has not occurred within 7 months from the date of this prospectus, the Deposited Funds held in the escrow account shall be returned to all investors on a pro rata basis within five business days by first class mail or other equally prompt means.

Release of deposited securities and deposited funds.

The Deposited Funds and Deposited Securities may be released to CD Memories and the investors, respectively, after:

(1) The Escrow Agent has received written certification from CD Memories and any other evidence acceptable by the Escrow Agent that CD Memories has executed an agreement for the acquisition(s) of a business(es) the value of which represents at least 80% of the maximum offering proceeds and has filed the required post-effective amendment, the post-effective amendment has been declared effective, the mandated reconfirmation offer having the conditions prescribed by Rule 419 has been completed, and CD Memories has satisfied all of the prescribed conditions of the reconfirmation offer; and

(2) The acquisition(s) of the business(es) the value of which represents at least 80% of the maximum offering proceeds is (are) consummated.

Escrowed funds not to be used for salaries or reimbursable expenses.

No funds (including any interest earned thereon) will be disbursed from the escrow account for the payment of salaries or reimbursement of expenses incurred on CD Memories' behalf by CD Memories' officers and directors. Other than the foregoing, there is no limit on the amount of such reimbursable expenses, and there will be no review of the reasonableness of such expenses by anyone other than CD Memories' board of directors, both of whom are officers. In no event will the escrowed funds (including any interest earned thereon) be used for any purpose other than implementation of a business combination. See "Risk Factors," "Use Of Proceeds" and "Certain Transactions."

Use of Proceeds

Following the sale of the 109,375 Shares Offered by CD Memories, there will be net proceeds of $35,000. The net proceeds are calculated as $35,000 minus sales commission costs, which are zero. Net proceeds do not include any legal or accounting fees. These proceeds will be used to provide start-up and working capital for the Company.

The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):



     ------------------------------- ---------------------------------- -----------------------------------
            Use of Proceeds                  Minimum Offering                    Maximum Offering
     ------------------------------- ---------------------------------- -----------------------------------
     ------------------------------- -------------- ------------------- ------------------ ----------------
                                        Amount           Percent             Amount            Percent
     ------------------------------- -------------- ------------------- ------------------ ----------------
     ------------------------------- -------------- ------------------- ------------------ ----------------

     Working Capital                    $15,000            100%              $35,000            100%
     ------------------------------- -------------- ------------------- ------------------ ----------------
     ------------------------------- -------------- ------------------- ------------------ ----------------

     Total                              $15,000            100%              $35,000            100%
     ------------------------------- -------------- ------------------- ------------------ ----------------

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balances will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amounts anticipated, supplemental amounts may be drawn from other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in interest or non- interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments.

Management may advance money to the Company or on behalf of the Company. There are no set limits to the maximum amount that management will advance or loan to the Company. However, the amount is obviously limited by the resources of the officers and directors. Management anticipates that repayment would come from the acquisition of a target company. The advances would be expected to be in an amount well below the minimum expected from any viable operating business target.

Determination of offering price

The offering price is not based upon CD Memories' net worth, total asset value, or any other objective measure of value based upon accounting measurements. The offering price is determined by the Board of Directors of CD Memories and was determined arbitrarily based upon the amount of funds needed by CD Memories to start-up the business, and the number of shares that the initial shareholders were willing to allow to be sold.

Dilution

Our net tangible book value as of December 31, 1999 was $3,000.00 or .001 per share. Our net Tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of tangible assets and dividing by the amount of shares outstanding before the offering.

The adjusted pro forma book net tangible book value after this offering will be $0.012 based on an assumed initial public offering price of $0.32 per share. Therefore, purchasers of shares of common stock in this offering will realize immediate dilution of $0.31 cents per share or over 99% of their investment. The following table illustrates dilution:


 ------------------------------------------------------------------------------------------------ -------------------- -----------

 Assumed initial public offering price per share                                                                       $0.32
 ------------------------------------------------------------------------------------------------ -------------------- -----------
 ------------------------------------------------------------------------------------------------ -------------------- -----------

 Net tangible book value per share as of December 31, 1999                                        $0.001
 ------------------------------------------------------------------------------------------------ -------------------- -----------
 ------------------------------------------------------------------------------------------------ -------------------- -----------

 Increase in net tangible book value per share attributable to new investors                      $0.011
 ------------------------------------------------------------------------------------------------ -------------------- -----------
 ------------------------------------------------------------------------------------------------ -------------------- -----------

 Pro Forma net tangible book value per share after this offering                                  $0.012
 ------------------------------------------------------------------------------------------------ -------------------- -----------
 ------------------------------------------------------------------------------------------------ -------------------- -----------

 Dilution per share to new investors                                                                                   $0.31
 ------------------------------------------------------------------------------------------------ -------------------- -----------

The following table presents the following data as of December 31, 1999 and assumes an offering price of $0.32 per share for our new investors:

o the average price per share paid before deducting estimated underwriting fees and our estimated offering expenses; and

o    the average price per share when the stock was issued for payment.










      --------------------------------- ------------------------- ------------------------------------------- --------------------

                                         Shares of Common Stock                 Consideration                  Average Price Per
                                                Acquired                                                            share:
      --------------------------------- ------------------------- ------------------------------------------- --------------------
      --------------------------------- ------------------------- --------------------- --------------------- --------------------

                                                                         Amount               Percent
      --------------------------------- ------------------------- --------------------- --------------------- --------------------
      --------------------------------- ------------------------- --------------------- --------------------- --------------------

      Existing Shareholders                    3,000,000                 $3,000                 .03%                 $.001
      --------------------------------- ------------------------- --------------------- --------------------- --------------------
      --------------------------------- ------------------------- --------------------- --------------------- --------------------

      New Investors                             109,375                 $35,000                 97%                  $.32
      --------------------------------- ------------------------- --------------------- --------------------- --------------------
      --------------------------------- ------------------------- --------------------- --------------------- --------------------

      Totals                                   3,109,375                $38,000                 100%                 100%
      --------------------------------- ------------------------- --------------------- --------------------- --------------------

                              Plan of distribution.

CD Memories will sell a maximum of 109,375 shares of its common stock, par value $.001 per Share to the public on a "best efforts" basis. The minimum purchase required of an investor is $1,000.00. There can be no assurance that any of these shares will be sold.

The net proceeds to CD Memories will be $35,000, if all the shares offered are sold. No commissions or other fees will be paid, directly or indirectly, by CD Memories, or any of its principals, to any person or firm in connection with solicitation of sales of the shares, certain costs are to be paid in connection with the offering (see "Use of Proceeds").

The public offering price of the shares will be modified, from time to time, by amendment to this prospectus, in accordance with changes in the market price of CD Memories' common stock. These securities are offered by CD Memories subject to prior sale and to approval of certain legal matters by counsel.

The officers and directors of CD Memories will be offering and selling shares on behalf of CD Memories.

Those   officers  and  directors   offering  the  securities  on  behalf  of  CD
Memories.com will be relying on the safe harbor from broker-dealer registration rule set out in Rule 3a4-1.

We have been informed by these officers and directors that:

  they are not subject to statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934,

  these officers and directors are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities, and,

these officers and directors are not an associated person of a broker or dealer.

Additionally, the officers and directors offering and selling securities in CD Memories meet the conditions of part (a)(4)(iii) where participation will be restricted to:

(A) Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

(B) Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

(C)  Performing   ministerial  and  clerical  work  involved  in  effecting  any transaction.

Limited State Registration.

CD Memories anticipates that there will be no State registration of its securities. Any sale of its securities will depend on exemptions under the Blue Sky laws of states in which the securities are sold.

Opportunity To Make Inquires.

CD Memories will make available to each Offeree, prior to any sale of the Shares, the opportunity to ask questions and receive answers from CD Memories concerning any aspect of the investment and to obtain any additional information contained in this Memorandum, to the extent that CD Memories possesses such information or can acquire it without unreasonable effort or expense.

Execution of Documents

Each person desiring to subscribe to the Shares must complete, execute, acknowledge, and delivered to CD Memories

a  Subscription   Agreement,   which  will  contain,   among  other  provisions,
representations as to the investor's qualifications to purchase the common stock and his ability to evaluate and bear the risk of an investment in the Company.

By executing the subscription agreement, the subscriber is agreeing that if the Subscription Agreement it is excepted by CD Memories, such a subscriber will be, a shareholder in CD Memories and will be otherwise bound by the articles of incorporation and the bylaws of CD Memories in the form attached to this Prospectus.

Promptly, upon receipt of subscription documents by the Company, it will make a determination as to whether a prospective investor will be accepted as a shareholder in CD Memories. CD Memories may reject a subscriber's Subscription Agreement for any reason. Subscriptions will be rejected for failure to conform to the requirements of this Prospectus (such as failure to follow the proper subscription procedure), insufficient documentation, over subscription to CD Memories, or such other reasons other as CD Memories determines to be in the best interest of the Company.

If a subscription is rejected, in whole or in part, the subscription funds, or portion thereof, will be promptly returned to the prospective investor without interest by depositing a check (payable to said investor) in the amount of said funds in the United States mail, certified returned-receipt requested. Subscriptions may not be revoked, cancelled, or terminated by the subscriber, except as provided herein.

                                Legal Proceedings

CD Memories is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against CD Memories has been threatened.

                    Directors, Executive Officers, Promoters,

                               and Control Persons

The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since December 1999. Each director and officer shall serve for a term ending on the date of the third Annual Meeting. There are no other persons which can be classified as a promoter or controlling person of CD Memories.

Bill G. Smith,
President, Secretary

Bill Smith received his bachelor of science in business administration from Southwestern Oklahoma University in 1988. He began his career with City bank in April of 1989, serving first as a loan processor, then moving to the loan sales and management training department. He gained experience in accounting, systems, marketing, and distribution.

In December of 1992, Mr. Smith was promoted to the position of branch manager. In this capacity, he was responsible for overall management of branch operation. Under his direction, deposits increased by $21 million. Mr. Smith achieved the "exceptional Service" rating in 1994.

In December or 1994, Bill became the manager of a de-novo branch, which opened in March of 1995. He was responsible for developing and implementing sales and service plans that generated deposit balances of $40 million in 14 months, project payback in 14 months, and the highest customer service scores in the Nevada area.

By January of 1997, Mr. Smith had be promoted to Area Sales Manager, in which capacity he was responsible for implementation and management of the Citibank sales process for five branch locations. He developed and implemented a proactive customer care program to reduce attrition and increase customer referrals. Mr. Smith held the number two position in the Nevada Area and served as Officer in Charge as required.

Currently, Mr. Smith holds the position of Area Director and is directly responsible for financial performance, customer satisfaction, sales production, personnel, operations and partner relations of national pilot for Citibank Financial Centers.

Brent Hucks, CPA
Chief Financial Officer, Treasurer

Mr. Hucks graduated from Brigham Young University in 1993. Having majored in accountancy and information systems, Brent sought and found employment with KPMG Peat Marwick, L.L.P., where he was immediately assigned to more significant roles during the consulting process. He has played an active role in working with clients, planning the engagement, and overseeing budgets. Additionally, he is assigned to assemble consulting service packages, to assist in constructing client-specific marketing plans, and to help negotiate potential client contracts. Mr. Hucks has performed market feasibility studies, due diligence work, asset underwriting, financial/cashflow modeling, and played a major role in building custom database/spreadsheet software products.

Brent was elected with little industry experience to become a management consultant in the area of financial services. He has consulted major clients, including: J.P. Morgan, Morgan Stanley, Bear Stearns & Co., Dai-Ichi Kangyo Bank, Daiwa Bank, Sanwa Bank, and Colony Capital. Larger assignments included assimilating, collecting, and analyzing data for detailed strategy-oriented projects. Mr. Hucks has worked closely with smaller and larger clients alike on asset valuation and asset acquisition engagements; he has also built custom information systems for a number of major clients.

Lance Bradford, CPA
Director

Lance Bradford is the managing partner for L.L. Bradford & Company, which he founded in 1991. Previously, Mr. Bradford's experience was with Ernst & Young in the Reno/Sacramento area.

Mr. Bradford serves as the Chief Financial Officer and Director for Sunderland Corp., a mortgage company that facilitates mortgages for both residential and commercial projects (which trades on the OTC Bulletin Boards under the symbol
DLMA) and several non-profit organizations.

He received a B.S. in B.A. from the University of Nevada, Reno and is a Certified Public Accountant licensed in the State of Nevada.

He is a member of the Nevada Society of Certified Public Accountants and American Institute of Certified Public Accountants.

None of the Officers and Directors have been involved in legal proceedings that impair their ability to perform their duties as Officers and Directors.

There is no family relationship between any of the officers or directors.

Security Ownership of Certain
Beneficial Owners and Management

The following table sets forth, as of the date of this Prospectus, the outstanding Shares of common stock of the Company owned of record or beneficially by each person who owned of record, or was known by CD Memories to own beneficially, more than 5% of CD Memories' Common Stock, and the name and share holdings of each officer and director and all officers and directors as a group.




---------------- ------------------------------------------ ---------------------- ---------------- -------------------
Title of Class     Name and Address of Beneficial Owner     Amount and Nature of     Percent of      Percent of Class
                                                              Beneficial Owner      Class before      After Offering
                                                                                      Offering

---------------- ------------------------------------------ ---------------------- ---------------- -------------------
---------------- ------------------------------------------ ---------------------- ---------------- -------------------
                                  Bill G. Smith

Common                      10701 New Boro Ave                    1,500,000              50%              48.2%
                             Las Vegas, Nevada 89144

---------------- ------------------------------------------ ---------------------- ---------------- -------------------
---------------- ------------------------------------------ ---------------------- ---------------- -------------------
                              Troy Mochoruck

Common                       9435 Pioneer Ave                     1,500,000              50%              48.2%
                             Las Vegas, Nevada 89117

---------------- ------------------------------------------ ---------------------- ---------------- -------------------

None of the Officers, Directors or existing shareholders have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

                            Description of Securities

General description.

The securities being offered are shares of common stock. The Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, with a par value of $.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of CD Memories available for distribution upon winding up of the affairs of CD Memories; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of Shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of CD Memories, attached as Exhibit 3.1 and Exhibit 3.2, respectively, to this Form SB- 2. As of the date of this Form SB-2, CD Memories has 3,000,000 Shares of common stock outstanding.

                              Non-cumulative Voting

The holders of Shares of Common Stock of CD Memories do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

                                    Dividends

CD Memories does not currently intend to pay cash dividends. CD Memories' proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because CD Memories does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of CD Memories.

A distribution of revenues will be made only when, in the judgment of CD Memories' Board of Directors, it is in the best interest of CD Memories' stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and CD Memories' internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

Upon the completion of this Offering, CD Memories' authorized but unissued capital stock will consist of

96,890,625 shares (assuming the entire offering is sold) of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of CD Memories by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of CD Memories' management.

If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in CD Memories' best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

                                 Transfer Agent

The Company plans to engage the services of Nevada Agency and Trust Company of Reno, Nevada to act as transfer agent and registrar.

                      Interest of named experts and counsel

No named expert or counsel was hired on a contingent basis. No named expert or counsel will receive a direct or indirect interest in the small business issuer. No named expert or counsel was a promoter, underwriter, voting trustee, director, officer, or employee of the small business issuer.

Disclosure of commission position on indemnification for securities act liabilities. No director of CD Memories will have personal liability to CD Memories or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability.

The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to CD Memories or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of CD Memories in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of CD Memories are accountable to CD Memories as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting CD Memories. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to CD Memories, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management..

Shareholders who have suffered losses in connection with the purchase or sale of their interest in CD Memories in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

The registrant undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Organization within last five years.

The names of the promoters of the registrant are the officers and directors as disclosed elsewhere in this Form SB-2. None of the promoters have received anything of value from the registrant.

Description of Business.

Company/Business Summary.

CD Memories.com, Inc.. was incorporated on April 15, 1997, under the laws of the State of Nevada, as Foster Enterprises to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. In December 1999 the name of the corporation was changed to CD Memories.com, Inc. The Company has been in the developmental stage since inception and has no operations date. Other than issuing shares for initial consulting, CD Memories never commenced any operational activities.

Mr. Smith, the President, Treasurer and Director, elected to commence implementation of CD Memories' principal business purpose, described below under "Item 2, Plan of Operation". As such, CD Memories can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify CD Memories as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as CD Memories has successfully implemented its business plan described herein. Accordingly, each shareholder of CD Memories has executed and delivered a "lock-up" letter agreement, affirming that he/she will not sell his/her respective shares of the Company's common stock until such time as CD Memories has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company.

In order to provide further assurances that no trading will occur in CD Memories' securities until a merger or acquisition has been consummated, each shareholder has agreed to place his/her respective stock certificate with CD Memories' legal counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated.

However, while management believes that the procedures established to preclude any sale of CD Memories' securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

Item 2.  Plan of Operation.

The Registrant intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Registrant has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of CD Memories' officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between CD Memories and such other company as of the date of this registration statement.

While CD Memories will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents.

The Registrant has no full time employees. The Registrant's two officers have agreed to allocate a portion of their time to the activities of the Registrant, without compensation. Management anticipates that the business plan of CD Memories can be implemented by each officer devoting approximately 10 hours per month to the business affairs of CD Memories and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5. Directors, Executive Officers, Promoters, and Control Persons."

CD Memories is filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Registrant.

The Articles of Incorporation of CD Memories provides that CD Memories may indemnify officers and/or directors of CD Memories for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of CD Memories could be used or attached to satisfy any liabilities subject to such indemnification. See "Item 12, Indemnification of directors and officers."

General Business Plan.

CD Memories's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. CD Memories will not restrict its search to any specific business, industry, or geographical location and CD Memories may participate in a business venture of virtually any kind or nature.

This discussion of the proposed business is purposefully general and is not meant to be restrictive of CD Memories' virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because CD Memories has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of CD Memories because it will not permit CD Memories to offset potential losses from one venture against gains from another.

CD Memories may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. CD Memories may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The primary method CD Memories will use to find potential merger or acquisition candidates will be to run classified ads in the Wall Street Journal periodically seeking companies which are looking to merge with a public shell.

CD Memories anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

CD Memories has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes CD Memories will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering.

The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act.

Nevertheless, the officers and directors of CD Memories have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of CD Memories, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of CD Memories' two officers, or by the Company's shareholders.

In analyzing prospective business opportunities, management will consider such matters as:

  the available technical, financial and managerial resources, working capital and other financial requirements, history of operations, if any, prospects for the future, nature of present and expected competition;, the quality and experience of management services which may be available and the depth of that management, the potential for further research, development, or exploration, specific risk factors not now foreseeable but which may be anticipated to impact the proposed activities of CD Memories; the potential for growth or expansion; the potential for profit; the perceived public, recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

Management will meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, CD Memories intends to utilize written reports and personal investigation to evaluate the above factors. CD Memories will not acquire or merger with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Management of CD Memories, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of CD Memories' shareholders, in accomplishing the business purposes of CD Memories. It is not anticipated that any outside consultants or advisors will be utilized by CD Memories to effectuate its business purposes described herein.

However, if CD Memories does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as CD Memories has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

CD Memories will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which CD Memories may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which CD Memories may offer.

However, CD Memories does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as CD Memories has successfully consummated such a merger or acquisition. CD Memories also has no plans to conduct any offerings under Regulation S.

Acquisition of opportunities.

In implementing a structure for a particular business acquisition, CD Memories may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of CD Memories will no longer be in control of CD Memories. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of CD Memories' shareholders.

It is anticipated that CD Memories' principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Any terms of sale of the shares presently held by officers and/or directors of CD Memories will be also afforded to all other shareholders of the Company on similar terms and conditions.

The policy set forth in the preceding sentence is based on an Understanding between the two members of management, and these two persons are not aware of any circumstances under which this policy would change while they are still officers and directors of CD Memories. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, CD Memories may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.

If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after CD Memories has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, CD Memories will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in CD Memories' securities may have a depressive effect on the value of CD Memories' securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which CD Memories may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax- free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code").

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of CD Memories which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, CD Memories' shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition.

The percentage ownership may be subject to significant reduction in the event CD Memories acquires a target company with substantial assets. Any merger or acquisition effected by CD Memories can be expected to have a significant dilutive effect on the percentage of shares held by CD Memories' then shareholders.

CD  Memories  will  participate  in  a  business   opportunity  only  after  the
negotiation and execution of appropriate written agreements.

Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto.

Also, they will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with CD Memories' attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated here-in-above, CD Memories will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. CD Memories is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of CD Memories to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as CD Memories' audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable).

If such audited financial statements are not available at closing, or within time parameters necessary to insure CD Memories' compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of CD Memories.

CD Memories' officers and shareholders have verbally agreed that they will advance to CD Memories any additional funds which CD Memories needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. These persons have further agreed that such advances will be made in proportion to each person's percentage ownership of CD Memories. These persons have also agreed that such advances will be made interest free without expectation of repayment unless the owners of the business which CD Memories acquires or merges with agree to repay all or a portion of such advances.

There is no dollar cap on the amount of money which such persons will advance to CD Memories. CD Memories will not borrow any funds from anyone other than its current shareholders for the purpose of repaying advances made by the shareholders, and CD Memories will not borrow any funds to make any payments to CD Memories' promoters, management or their affiliates or associates.

The Board of Directors has passed a resolution which prohibits CD Memories from completing an acquisition or merger with any entity in which any of CD Memories' Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy, through their own initiative may be changed.

There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management management of the Company's affairs. There is no agreement that non-management shareholders will exercise their voting rights to continue to re-elect the current directors, however, it is expected that they will do so based on the existing friendship among such persons.

Competition.

CD Memories will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than CD Memories. In view of the Company's combined extremely limited financial resources and limited management availability, CD Memories will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Description of property.

CD Memories currently has no property nor does it expect to have property in the future unless it is successful in completing a merger.

Certain relationships and related transactions.

There are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

Market for common equity and related stockholder matters.

The Shares have not previously been traded on any securities exchange. At the present time, there are no assets available for the payment of dividends on the Shares.

Executive compensation.

(a) No officer or director of CD Memories is receiving any remuneration at this time.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

(c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

Financial statements.


                                 CD MEMORIES.COM

                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                February 11, 2000

                            TABLE OF CONTENTS PAGE #


                          INDEPENDENT AUDITORS REPORT 1


                                    ASSETS 2

                     LIABILITIES AND STOCKHOLDERS' EQUITY 2


                            STATEMENT OF OPERATIONS 3


                       STATEMENT OF STOCKHOLDERS' EQUITY 4


                            STATEMENT OF CASH FLOWS 5


                        NOTES TO FINANCIAL STATEMENTS 6-9




                          INDEPENDENT AUDITORS' REPORT

Board of Directors CD Memories.Com, Inc.

                          INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of CD Memories.Com, Inc. (Company) as of December 31, 1999 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years ended December 31, 1999, 1998, and from April 15, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and the results of its operations for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no viable operations to date and little or no tangible assets that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

                                 S/Clyde Bailey

                                Clyde Bailey P.C.

San Antonio, Texas
January 23, 2000

                              CD Memories.Com, Inc.

                          Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies

Organization

CD Memories.Com, Inc. ("the Company") was incorporated under the laws of the State of Nevada on April 22, 1997 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 3,000,000 shares issued and outstanding as of December 31, 1999. On December 13, 1999, the Company filed a Certificate of Amendment to the Articles of Incorporation with the Nevada Corporation Commission to change the name of the Company from Foster Enterprises to CD Memories.Com, Inc. and to increase the authorized capital stock to 100,000,000. The Company has been inactive since inception and has no operating revenues or expenses.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Fixed Assets

The Company has no fixed assets at this time.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method

                 The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

                              CD Memories.Com, Inc.

                          Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)

         Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods. Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income

Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Note 2  -  Common Stock

In December of 1999, a forward split of 3,000 to 1 was place into effect reflecting the total outstanding shares of 3,000,000 share of common stock to the principal officers. Accordingly, the accompanying financial statements have been retroactively restated to reflect the 3000-to-1 stock split as if such stock split occurred as of the Company's date of inception.

                              CD Memories.Com, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                             As of December 31, 1999


            A S S E T S


            Current Assets:

                            Total Current Assets                                                             $                  -
                                                                                                             ----------------------

            Other Assets:
                    Deferred Tax Benefit                                                      -
                                                                                -----------------

                            Total Other Assets                                                                                  -
                                                                                                             ----------------------

                            Total Assets                                                                     $                  -
                                                                                                         ==========================


            L I A B I L I T I E S

            Current Liabilities:                                                 $           -

                            Total Current Liabilities                                                                           -


                                                                                                           ------------------------
                            Total Liabilities                                                                                   -



            STOCKHOLDERS' EQUITY

            Common Stock                                                                                                     3,000
                    100,000,000 authorized shares, par value $.001
                    3,000,000 shares issued and outstanding
            Additional Paid-in-Capital                                                                                          -
            Accumulated Deficit                                                                                             (3,000)
                                                                                                             ----------------------

                            Total Equity                                                                                        -

                            Total Liabilities and

                                      Equity                                                                $                  -
                                                                                                            =======================

                              CD Memories.Com, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations

                                                                        For the Year Ended                  From Inception
                                                                          December 31                     to December 31
            Revenues:                                                      1999               1998                  1999
                                                                   -----------------------------------------------------------------

                    Revenues                                      $           -   $              -       $                  -

                            Total Revenues                                    -                  -                          -

            Expenses:

                    Consulting Expenses                                       -                  -                       3,000
                                                                   -----------------------------------------------------------------

                            Total Expenses                                                       -                       3,000
                                                                   -----------------------------------------------------------------

                            Net Loss from Operations                          -                  -                      (3,000)

            Provision for Income Taxes:
                    Income Tax Benefit                                        -                  -                          -
                                                                   -----------------------------------------------------------------

                            Net Income (Loss)                      $          -   $              -       $              (3,000)
                                                                   =================================================================

            Basic and Diluted Earnings per Common Share                Nil                 Nil                     Nil

            Weighted Average number of Common Shares                   3,000,000    3,000,000                 3,000,000
                                                                   =================================================================
                    used in per share calculations


                              CD Memories.Com, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity
                             As of December 31, 1999


                                                  $ 0.001 Par          Paid-In          Accumulated            Stockholders'
                                  Shares            Value              Capital           Deficit                  Equity

Balance January 1, 1998                     -    $         -            $             $                     $                  -

Stock Issued for Servic       3,000,000             3,000                                                                  3,000

Net Income (Loss)                                                                               (3,000)                    (3,000)
                           --------------------------------------------------------------------------------------------------------
Balance, December 31, 1998    3,000,000             3,000                           -          (3,000)                         -

Net Income (Loss)                                                                                   -                          -
                           ------------------------------------------ -------------------------------------------------------------

Balance December 31, 1999     3,000,000         $  3,000               $           -   $      (3,000)         $                  -

                              CD Memories.Com, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows


                                                                         For the Year Ended                  From 4/15/97
                                                                           December 31                     to December 31

            Cash Flows from Operating Activities:                          1999               1998                  1999
                                                                     ---------------------------------------------------------------

            Net Income (Loss)                                        $             -   $              -       $          (3,000)

            Changes in operating assets and liabilities:

                    Stock Issued for Services                                                                             3,000

                                                                     ---------------------------------------------------------------
            Total Adjustments                                                      -                  -                   3,000

                                                                     ---------------------------------------------------------------
            Net Cash used in Operating  Activities                                -                  -                          -

            Cash Flows from Investing Activities:

                                                                     ---------------------------------------------------------------
            Net Cash used in Investing Activities                                 -                  -                          -

            Cash Flows from Financing Activities:
                    Common Stock
                                                                                  -                  -                          -
                                                                     ---------------------------------------------------------------
            Net Cash used in Financing Activities                                 -                  -                          -


            Net Increase in Cash                                                  -                  -                          -

            Cash Balance, Begin Period                                            -                  -                          -
                                                                     ---------------------------------------------------------------

            Cash Balance, End Period                                  $           -   $              -       $                  -
                                                                     ===============================================================

            Supplementary Disclosures:
                    Noncash Transaction - Stock Issued for Services      3,000
                    Cash paid for Interest                                   0
                    Cash paid for Income Taxes                               0



                              CD Memories.Com, Inc.

                          Notes to Financial Statements

Note 3  -  Related Parties

The  Organization  has  no  significant   related  party   transactions   and/or
relationships any individuals or entities.

Note 4 - Going Concern

The Company has had no operations to date, has little or no tangible assets or financial resources, and incurred losses since inception. These losses and lack of operations raise substantial doubt about the Company's ability to continue as a going concern.

Note 5 - Income Taxes

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

The net deferred tax asset or liability is composed of the following:


                                                                                                                       From

                                                                       1999                      1998              Inception

         Total Deferred Tax Assets                   $            -0-                   $           -0-            $     450
         Less: Valuation Allowance                               (    -0-       )               (       -0-)            (450)
                  Net Deferred Tax Asset                                     -                    -
             Total Deferred Tax Liabilities                                  -                    -
                  Net Deferred Tax Liability                        -                    -
                  Less Current Portion                                       -                    -

                  Long-Term Portion                  $              -                   $        -                $

Note 4  -  Subsequent Events

The Company is in the process of filing a Form SB2 Registration Statement with the Securities and Exchange Commission. The "draft" of the Form SB2 describes an offering of 109,375 shares of stock at $.32 per share for a total proposed maximum aggregate offering proceeds of $35,000. The funds will be used for expenses and working capital.

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

Part II.  Information not required in prospectus.


Indemnification of officers and directors. Information on this item is set forth
in  Prospectus  under  the  heading   "Disclosure  of  Commission   Position  on
Indemnification for Securities Act Liabilities."

Other expenses of issuance and distribution.

Information on this item is set forth in the Prospectus under the heading "Use of Proceeds."

Recent sales of unregistered securities.

None. All shares issued were issued at the inception of the corporation. Each shareholder was issued 500 shares each for initial consulting.
Exhibits.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

Undertakings.

The undersigned registrant hereby undertakes to:

(a) (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) Include any prospectus required by section 10(a)(3) of the Securities Act; (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424.

(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
(iii) Include any additional or changed material information on the plan of distribution. (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering. (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised "Act") may be permitted to directors, officers and controlling persons of the small business issuer that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2/A and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada.

                           CDMEMORIES.COM, Inc.
                                    By:/s/ Bill G. Smith
                                  Bill G. Smith

                                               President

                            Special Power of Attorney

The undersigned constitute and appoint Brent Hucks their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form SB-2 Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the date indicated:


 Signature                                       Title                       Date
 /s/ Bill G Smith                                President, Chief            January 13, 2000
       Bill G. Smith                             Executive, Director
                                                 Treasurer

 /s/ Brent Hucks                                 Chief Financial Officer,    January 15, 2000
       Brent Hucks                               Director


 /s/ Lance Bradford                              Director                    January 15, 2000
       Lance Bradford


                                    By:/s/ Bill G. Smith

                                  Bill G. Smith

                                               President

PART III

ITEM 1.  INDEX TO EXHIBITS.

        EXHIBIT NUMBER         DESCRIPTION


      3.1                     Articles of Incorporation

      3.2                     By-Laws

      10.1                    Shareholder agreement

      23.1                    Consent of Accountants

      27                      Financial Data Schedule
